Exhibit 4.7
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

February 22, 2011

3.	NEWS RELEASE:

A news release describing this material change was issued on February 22, 2011 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On February 22, 2011, Theratechnologies Inc. (the “Company”) announced a new clinical program for muscle wasting in Chronic Obstructive Pulmonary Disease (COPD) using the Company’s lead compound, tesamorelin, a human growth hormone releasing factor (“GRF”) analogue.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On February 22, 2011, the Company announced a new clinical program for muscle wasting in COPD using the Company’s lead compound, tesamorelin, a GRF analogue.

Based on tesamorelin’s anabolic properties, the Company has chosen to pursue the development of its lead compound in muscle wasting in patients with COPD as its second indication. COPD is characterized by progressive airflow obstruction due to chronic bronchitis or emphysema leading in certain cases to muscle wasting, a decrease of muscle mass and deterioration in functionality. Previously, the Company completed a Phase 2 trial in stable ambulatory COPD patients which demonstrated a statistically significant increase in lean body mass. The Company intends to commence a second Phase 2 clinical study in the second half of 2011 to test different dosages of tesamorelin with a new formulation.

The Phase 2 clinical study will evaluate the use of tesamorelin in a randomized, placebo controlled study with approximately 200 COPD patients, in Global Initiative for Chronic Obstructive Lung Disease (GOLD) stage II and III, with muscle wasting.

Patients will be randomized to receive either one of two different dosages of tesamorelin or placebo each day for six months. Theratechnologies intends to randomize its first patient in the second half of 2011. The primary endpoint will be an increase in lean body mass. Other efficacy endpoints will be measured, such as a six-minute walking distance test, exercise endurance time, and quality of life (daily activities). Safety assessments will include monitoring of adverse events and laboratory evaluations. If the Phase 2 study is successful, two Phase 3 studies (one pivotal and one confirmatory) are to be conducted in parallel. This clinical trial program is estimated to take approximately four years and will use a new and more concentrated formulation of tesamorelin. The new formulation will require a smaller volume of injection and is expected to be stable at room temperature.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

February 22, 2011